UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Ternium S.A.
(Name of Issuer)

Ordinary Shares, $1.00 par value per share
(Title of Class of Securities)

880890108
(CUSIP Number)

Fernando R. Mantilla, Av. Leandro N. Alem 1067, 28th Floor, Buenos Aires, Argentina,
Telephone: +54-11-4018-2245
(Name, Address and Telephone number of Person Authorized to
Receive Notices and Communications)

February 10, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 880890108

1.	NAMES OF REPORTING PERSONS

ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

THE NETHERLANDS

NUMBER OF	7. SOLE VOTING POWER: 0
SHARES
BENEFICIALLY	8. SHARED VOTING POWER: 1,479,775,576
OWNED BY
EACH	9. SOLE DISPOSITIVE POWER: 0
REPORTING
PERSON	10. SHARED DISPOSITIVE POWER: 1,479,775,576
WITH:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON: 1,479,775,576

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 73.8%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): HC

Page 2of 32

CUSIP NO. 880890108

1.	NAMES OF REPORTING PERSONS

SAN FAUSTIN S.A.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

GRAND DUCHY OF LUXEMBOURG

NUMBER OF	7. SOLE VOTING POWER: 0
SHARES
BENEFICIALLY	8. SHARED VOTING POWER: 1,479,775,576
OWNED BY
EACH	9. SOLE DISPOSITIVE POWER: 0
REPORTING
PERSON	10. SHARED DISPOSITIVE POWER: 1,479,775,576
WITH:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON: 1,479,775,576

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 73.8%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

Page 3of 32

CUSIP NO. 880890108

1.	NAMES OF REPORTING PERSONS

TECHINT HOLDINGS S.À R.L.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

GRAND DUCHY OF LUXEMBOURG

NUMBER OF	7. SOLE VOTING POWER: 1,243,433,012
SHARES
BENEFICIALLY	8. SHARED VOTING POWER: 236,342,564
OWNED BY
EACH	9. SOLE DISPOSITIVE POWER: 1,243,433,012
REPORTING
PERSON	10. SHARED DISPOSITIVE POWER: 236,342,564
WITH:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON: 1,479,775,576

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 73.8%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

Page 4of 32

CUSIP NO. 880890108

1.	NAMES OF REPORTING PERSONS

TENARIS S.A.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

GRAND DUCHY OF LUXEMBOURG

NUMBER OF	7. SOLE VOTING POWER: 0
SHARES
BENEFICIALLY	8. SHARED VOTING POWER: 1,479,775,576
OWNED BY
EACH	9. SOLE DISPOSITIVE POWER: 0
REPORTING
PERSON	10. SHARED DISPOSITIVE POWER: 1,479,775,576
WITH:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON: 1,479,775,576

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 73.8%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

Page 5of 32

CUSIP NO. 880890108

1.	NAMES OF REPORTING PERSONS

TENARIS INVESTMENTS S.À R.L.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

GRAND DUCHY OF LUXEMBOURG

NUMBER OF	7. SOLE VOTING POWER: 229,713,194
SHARES
BENEFICIALLY	8. SHARED VOTING POWER: 1,250,062,382
OWNED BY
EACH	9. SOLE DISPOSITIVE POWER: 229,713,194
REPORTING
PERSON	10. SHARED DISPOSITIVE POWER: 1,250,062,382
WITH:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON: 1,479,775,576

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 73.8%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

Page 6of 32

CUSIP NO. 880890108

1.	NAMES OF REPORTING PERSONS

INVERBAN S.A.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS

NUMBER OF	7. SOLE VOTING POWER: 6,629,370
SHARES
BENEFICIALLY	8. SHARED VOTING POWER: 1,473,146,206
OWNED BY
EACH	9. SOLE DISPOSITIVE POWER: 6,629,370
REPORTING
PERSON	10. SHARED DISPOSITIVE POWER: 1,473,146,206
WITH:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON: 1,479,775,576

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 73.8%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

Page 7of 32

CUSIP NO. 880890108

1.	NAMES OF REPORTING PERSONS

TECHINT FINANCIAL CORPORATION N.V.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

CURAÇAO

NUMBER OF	7. SOLE VOTING POWER: 0
SHARES
BENEFICIALLY	8. SHARED VOTING POWER: 1,479,775,576
OWNED BY
EACH	9. SOLE DISPOSITIVE POWER: 0
REPORTING
PERSON	10. SHARED DISPOSITIVE POWER: 1,479,775,576
WITH:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON: 1,479,775,576

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 73.8%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

Page 8of 32

CUSIP NO. 880890108

1.	NAMES OF REPORTING PERSONS

AROTEC INVESMENTS B.V.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

NETHERLANDS

NUMBER OF	7. SOLE VOTING POWER: 0
SHARES
BENEFICIALLY	8. SHARED VOTING POWER: 1,479,775,576
OWNED BY
EACH	9. SOLE DISPOSITIVE POWER: 0
REPORTING
PERSON	10. SHARED DISPOSITIVE POWER: 1,479,775,576
WITH:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON: 1,479,775,576

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 73.8%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

Page 9of 32

This Amendment No. 1 amends and supplements the Schedule 13D originally filed on February 11, 2011 (this "Schedule 13D") on behalf of RP STAK, SAN FAUSTIN, TECHINT HOLDINGS, TENARIS and TENARIS INVESTMENTS (as defined thereunder), relating to the Ordinary Shares, par value $1 per share (the “Ordinary Shares”), of Ternium S.A. No changes occurred except on the following Items:

Item 1.	Security and Issuer

The principal executive offices of the Issuer were moved to 29, Avenue de la Porte-Neuve, 3rd Floor, Luxembourg L-2227, Grand-Duchy of Luxembourg.

Item 2.	Identity and Background

This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) (collectively, the “Reporting Persons”).

(a)	ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN (“RP STAK”)

Wilhelminakade 91 – 3072 AP Rotterdam, The Netherlands.

RP STAK is a private foundation (stichting) organized under the laws of The Netherlands. No person or group of persons controls RP STAK.

(b)	SAN FAUSTIN S.A. (“SAN FAUSTIN”)

Boulevard Prince Henri 3B – 3rd floor, L-1724 Luxembourg, Grand-Duchy of Luxembourg.

SAN FAUSTIN is a société anonyme (public limited liability company) under the Luxembourg Companies Act. RP STAK controls a significant portion of the voting power of SAN FAUSTIN and has the ability to influence matters affecting, or submitted to a vote of the shareholders of SAN FAUSTIN, including the election of directors, the approval of certain corporate transactions and other matters concerning SAN FAUSTIN’s policies.

(c)	TECHINT HOLDINGS S.À R.L. (“TECHINT HOLDINGS”)

Boulevard Prince Henri 3B– 3rd floor, L-1724 Luxembourg, Grand-Duchy of Luxembourg.

TECHINT HOLDINGS is a société à responsabilité limitée (private limited liability company) under the Luxembourg Companies Act. All of the shares of TECHINT HOLDINGS are held by SAN FAUSTIN.

(d)	TENARIS S.A. (“TENARIS”)

29, Avenue de la Porte-Neuve, 3rd Floor, Luxembourg L-2227, Grand-Duchy of Luxembourg.

TENARIS is a société anonyme (public limited liability company) organized under the laws of the Grand-Duchy of Luxembourg. Approximately 60.4% of the shares of TENARIS are held by TECHINT HOLDINGS.

(e)	TENARIS INVESTMENTS S.À R.L. (“TENARIS INVESTMENTS”)

29, Avenue de la Porte-Neuve, 3rd Floor, Luxembourg L-2227, Grand-Duchy of Luxembourg.

TENARIS INVESTMENTS S.À R.L. is a société à responsabilité limitée (private limited liability company) organized under the laws of the Grand-Duchy of Luxembourg. All of the shares of TENARIS INVESTMENTS are held by TENARIS.

(f)	AROTEC INVESTMENTS B.V. (“AROTEC”)

Wilhelminakade 91 – 3072 AP Rotterdam, The Netherlands.

AROTEC is a private limited liability company organized under the laws of the Netherlands. All of the shares of AROTEC are held by TECHINT HOLDINGS.

(g)	TECHINT FINANCIAL CORPORATION N.V. (“TEFIN”)

Emancipatie Boulevard 31, Curaçao, Dutch Caribbean.

Page 10of 32

TEFIN is a public limited liability company organized under the laws of Curaçao. All of the shares of TEFIN are held by AROTEC.

(h)	INVERBAN S.A. (“INVERBAN”)

69 Dr. Roy's Drive, George Town, Grand Cayman, Cayman Islands.

INVERBAN S.A. is a limited liability company organized under the laws of the Cayman Islands. All of the shares of INVERBAN S.A. are held by TEFIN.

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each voting committee member or director, as applicable, of each Reporting Person is set forth in Schedule I and is incorporated into this Item 2 by reference. The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each executive officer of each Reporting Person is set forth in Schedule I and is incorporated into this Item 2 by reference.

During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, none of the persons listed on Schedule I has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration

INVERBAN acquired during the month of December 2011 in the open market and in several consecutive transactions 662,937 ADRs corresponding to 6,662,937 Ordinary shares of Ternium S.A. for an average price of USD 17.92 each ADR, which makes an aggregate amount of USD 11,881,059.05 and funded the purchase of Ternium’s ADRs using cash on hand out of its working capital.

Item 4.	Purpose of Transaction

INVERBAN purchased the ADR’s of Ternium S.A. because it considered that they were undervalued.

None of the Reporting Persons, or, to the best of each the Reporting Person's knowledge, any of the individuals or entities named in Schedule I hereto, currently has any plans or proposals which relate to or would result in any of the actions listed in subparagraphs (a) through (j) of item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) (b)	RP STAK. See items (7) through (11) and (13) on page 2

SAN FAUSTIN. See items (7) through (11) and (13) on page 3

TECHINT HOLDINGS. See items (7) through (11) and (13) on page 4
TENARIS. See items (7) through (11) and (13) on page 5
TENARIS INVESTMENTS. See items (7) through (11) and (13) on page 6
INVERBAN. See items (7) through (11) and (13) on page 7.
TEFIN. See items (7) through (11) and (13) on page 8
AROTEC. See items (7) through (11) and (13) on page 9

Page 11of 32

(c)	Except as described in Item 3 of this Schedule 13D, there have been no transactions in Ordinary Shares effected by the Reporting Persons or, to the best of the Reporting Person's knowledge, any person or entity identified on Schedule I hereto, during the last 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description

A	Power of Attorney of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN dated February 4, 2011.

B	Power of Attorney of San Faustín S.A. dated February 4, 2011.

C	Power of Attorney of Techint Holdings S.à r.l., dated February 3, 2011.

D	Power of Attorney of Tenaris S.A., dated February 3, 2011.

E	Power of Attorney of Tenaris Investments S.à r.l., dated February 3, 2011.

F	Power of Attorney of Arotec Investments B.V., dated February 3, 2012.

G	Power of Attorney of Techint Financial Corporation N.V., dated February 3, 2012.

H	Power of Attorney of Inverban S.A., dated February 3, 2012.

Page 12of 32

Schedule I

ROCCA & PARTNERS STICHTING ADMINISTRATIEKANDOOR AANDELEN SAN FAUSTIN

MANAGEMENT

Present Principal
Manager	Business Address	occupation	Citizenship
Zenco Management BV	Wilhelminakade 91, 3072 AP, Rotterdam, Netherlands	Management Company	Dutch

VOTING COMMITTEE

Present principal
Members	Business Address	occupation	Citizenship
Paolo Rocca (Chairman)	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	Chairman & CEO of Tenaris S.A.	Italian
Gianfelice Rocca	Via Monte Rosa 93, Milano, Italy	Chairman of San Faustin S.A.	Italian
Roberto Bonatti	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	President of San Faustin S.A.	Italian
Enrico Bonatti	Via Monte Rosa 93, Milano, Italy	Chairman of Techint Compagnia Tecnica Internazionale S.pA.	Italian
Giovanni Sardagna	Via Monte Rosa 93, Milano, Italy	Director of Investors’ relations of Tenaris S.A.	Italian
Andres Piñeyro	Cerrito 1266, Buenos Aires, Argentina	President of Meridium S.A.	Argentine
Lodovico Rocca	Itaim Bibi 41, Sao Paulo, Brasil	VicePresident, Techint Engenharia e Construçao S.A., São Paulo, Brazil	Italian

Page 13of 32

SAN FAUSTIN S.A.

BOARD OF DIRECTORS

Present principal
Name	Business Address	occupation	Citizenship
Gianfelice Rocca	Via Monte Rosa 93, Milan, Italy	Chairman of San Faustin S.A.	Italian
Roberto Bonatti	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	President of San Faustin S.A.	Italian
Paolo Rocca	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	Chairman & CEO of Tenaris S.A.	Italian
Guido Bonatti	Via Donizetti 57, Milan, Italy	Financial Advisor	Italian
Marco Drago	13, via Cattaneo, Novara, Italy	Chairman, De Agostini SpA	Italian
Vincenzo Figus	Via Parigi 11, Roma, Italy	Attorney-at-Law	Italian
Bruno Marchettini	Via Dante, 25, San Quirico D’Orcia, 53027, Siena, Italy	Director, Ternium S.A., Luxembourg	Italian
Andres Piñeyro	Cerrito 1266, Buenos Aires, Argentina	President, Meridium S.A., Buenos Aires	Argentine
Lodovico Rocca	Itaim Bibi 41, São Paulo, Brazil	VicePresident, Techint Engenharia e Construçao S.A., São Paulo, Brazil	Italian
Giovanni Sardagna	Via Monte Rosa 93, Milan, Italy	Director of Investors’ relations of Tenaris S.A.	Italian
Alberto Valsecchi	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	Chairman of the Board of Directors of Dalmine SpA.	Italian
Roberto Vidigal	Rua Manoel Coelho 303, São Paulo, Brazil	Chairman of the Board of Directors, Confab Industrial S.A., Brazil	Brazilian

OFFICERS

Present principal
Name	Business Address	occupation	Citizenship
Chairman of the Board Gianfelice Rocca	Via Monte Rosa 93, Milan, Italy	Chairman of San Faustin S.A.	Italian
President Roberto Bonatti	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	President of San Faustin S.A.	Italian
Vice-president Paolo Rocca	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	Chairman & CEO of Tenaris S.A.	Italian
Secretary of the Board of Directors Fernando R. Mantilla	Av. Leandro N. Alem 1067, 28th floor, Buenos Aires, Argentina	Secretary of the Board of Directors	Argentine

Page 14of 32

TECHINT HOLDINGS S.à r.l.

BOARD OF DIRECTORS

Present principal
Name	Business Address	occupation	Citizenship
Carlos M. Franck	Av. Leandro N. Alem 1067, 28th floor, Buenos Aires, Argentina	President of Santa Maria SAIyF.	Argentine
Alain Renard	412F, route d’Esch, L-2086, Luxembourg	Executive Vice- president of S.G.G. S.A., Luxembourg	French
Mauro L. A. Rezzonico	1, via Emilio Bossi, Lugano, Switzerland	Director of TCH Services S.A.	Swiss
Juan P. Boo	29, Avenue de la Porte-Neuve, Luxembourg L-2227, Luxembourg	Director of Techint Holdings Sarl.	U.S.A.
Gianfelice Rocca	Via Monte Rosa 93, Milan, Italy	Chairman of San Faustin S.A.	Italian

Page 15of 32

TENARIS S.A.

BOARD OF DIRECTORS

Present principal
Name	Business Address	occupation	Citizenship
Paolo Rocca	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	Chairman & CEO of Tenaris S.A.	Italian
Roberto Bonatti	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	President of San Faustin S.A.	Italian
Carlos A. Condorelli	Av. Leandro N. Alem 1067, 28th floor, Buenos Aires, Argentina	Director of Ternium S.A and Tenaris S.A.	Argentine
Carlos M. Franck	Av. Leandro N. Alem 1067, 28th floor, Buenos Aires, Argentina	President of Santa Maria SAIyF.	Argentine
Roberto Monti	Sugarberry Circle 263, Houston, Texas, U.S.A.	Director of Petrobras Energia	Argentine
Gianfelice Rocca	Via Monte Rosa 93, Milan, Italy	Chairman of San Faustin S.A.	Italian
Jaime Serra Puche	Paseo de La Reforma 600, Piso 1, Edif. Plaza de la Reforma Santa Fe, Mexico	Chairman of SAI Consultores	Mexican
Alberto Valsecchi	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	Chairman of the Board of Directors of Dalmine SpA.	Italian
Amadeo R. Vazquez y Vazquez	Austria 2670, Buenos Aires, Argentina	Director of Gas Natural Ban S.A.	Argentine
Guillermo F. Vogel Hinojosa	Campos Eliseos 400 Piso 17, Col. Chapultepec Polanco, Mexico	Vice-Chairman of Tubos de Acero de Mexico S.A.	Mexican

OFFICERS

Present principal
Name	Business Address	occupation	Citizenship
Chief Executive Officer Paolo Rocca	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	Chairman & CEO of Tenaris S.A.	Italian
Chief Financial Officer Ricardo J. P. Soler	Av. Leandro N. Alem 1067, 25th floor, Buenos Aires, Argentina	Chief Financial Officer, Tenaris SA	Argentine
Vice-president, Finance Guillermo F. Vogel Hinojosa	Campos Eliseos 400 Piso 17, Col. Chapultepec Polanco, Mexico	Vice-Chairman of Tubos de Acero de Mexico S.A.	Mexican
Secretary of the Board of Directors Cecilia Bilesio	Campos Eliseos 400 Piso 17, Col. Chapultepec Polanco, Mexico	Secretary of the Board of Directors of Tenaris S.A.	Argentine

Page 16of 32

TENARIS INVESTMENTS S.à r.l.

BOARD OF DIRECTORS

Present principal
Name	Business Address	occupation	Citizenship
Ricardo J.P. Soler	Av. Leandro N. Alem 1067, 25th floor, Buenos Aires, Argentina	Chief Financial Officer, Tenaris S.A.	Argentine
Carlos A. Condorelli	Av. Leandro N. Alem 1067, 28th floor, Buenos Aires, Argentina	Director of Ternium S.A and Tenaris S A	Argentine
Stefano Bassi	29, Avenue de la Porte-Neuve, Luxembourg L-2227, Luxembourg	Director of Tenaris Investments Sàrl	Italian

Page17 17of 32

AROTEC INVESTMENTS B.V.

BOARD OF DIRECTORS

Present principal
Name	Business Address	occupation	Citizenship
Johannes de Jong	Wilhelminakade 91, Rotterdam 3072AP, Netherlands	Auditor	Dutch
Jeroen Edwin Missaar	Wilhelminakade 91, Rotterdam 3072AP, Netherlands	Lawyer	Dutch
Juan Pablo Boo	29, Avenue de la Porte-Neuve, 3rd Floor, Luxembourg, Grand-Duchy of Luxembourg	Director of Techint Holdings S.ar.l.	U.S.A.
Fernando R. Mantilla	Av. Leandro N. Alem 1067, 28th floor, Buenos Aires, Argentina	Secretary of the Board of Directors of San Faustin S.A.	Argentine

Page 18of 32

TECHINT FINANCIAL CORPORATION N.V.

BOARD OF DIRECTORS

Present principal
Name	Business Address	occupation	Citizenship
Roberto Bonatti	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	President of San Faustin S.A.	Italian
Guido Bonatti	Via Donizetti 57, Milan, Italy	Financial Advisor	Italian
Carlos M. Franck	Av. Leandro N. Alem 1067, 28th floor, Buenos Aires, Argentina	President of Santa Maria SAIF	Argentine
Herman John Behr	Emancipatie Boulevard 31, Curacao	Retired Banker	Curaçao
Gianfelice Rocca	Via Monte Rosa 93, Milan, Italy	Chairman of San Faustin S.A.	Italian
Paolo Rocca	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina.	Chairman & CEO of Tenaris S.A.	Italian

Page 19of 32

INVERBAN SA

BOARD OF DIRECTORS

Present principal
Name	Business Address	occupation	Citizenship
Guido Bonatti	Via Donizetti 57, Milan, Italy	Financial Advisor	Italian
Roberto Bonatti	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	Chairman of San Faustin S.A.	Italian
Carlos M. Franck	Av. Leandro N. Alem 1067, 28th floor, Buenos Aires, Argentina	President of Santa Maria SAIF	Argentine
Fernando R. Mantilla	Av. Leandro N. Alem 1067, 28th floor, Buenos Aires, Argentina	Secretary of the Board of Directors of San Faustin S.A.	Argentine
Herman John Behr	Emancipatie Boulevard 31, Curacao	Retired Banker	Curaçao
Mauro L.A. Rezzonico	1, via Emilio Bossi, Lugano, Switzerland.	Director of TCH Services S.A.	Swiss

OFFICERS

Present principal
Name	Business Address	occupation	Citizenship
President Carlos M. Franck	Av. Leandro N. Alem 1067, 28th floor, Buenos Aires, Argentina	President of Santa Maria SAIyF	Argentine
Vice-President Guido Bonatti	Via Donizetti 57, Milan, Italy	Financial Advisor	Italian
Treasurer Eduardo A. Ottino	Pje. Della Paolera 299, 17th floor, Buenos Aires, Argentina.	Director of Techint Investments N.V.	Argentine
Secretary Fernando R. Mantilla	Av. Leandro N. Alem 1067, 28th floor, Buenos Aires, Argentina	Secretary of the Board of Directors of San Faustin S.A.	Argentine

Page 20of 32

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando R. Mantilla, attorney duly authorized by ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN to sign this statement, certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of SAN FAUSTIN S.A., TECHINT HOLDINGS S.A.R.L., TENARIS S.A., TENARIS INVESTMENTS S.À R.L., INVERBAN S.A., AROTEC INVESTMENTS B.V. and TECHINT FINANCIAL CORPORATION N.V.

February 10, 2012

Fernando R. Mantilla

Attorney-in-fact

Page 21of 32

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando R. Mantilla, attorney duly authorized by SAN FAUSTIN S.A. to sign this statement, certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d - 1(k)(1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN, TECHINT HOLDINGS S.A.R.L., TENARIS S.A., TENARIS INVESTMENTS S.À R.L., INVERBAN S.A., AROTEC INVESTMENTS B.V. and TECHINT FINANCIAL CORPORATION N.V.

February 10, 2012

Fernando R. Mantilla

Attorney-in-fact

Page 22of 32

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando R. Mantilla, attorney duly authorized by TECHINT HOLDINGS S.À R.L. to sign this statement, certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN, SAN FAUSTIN S.A., TENARIS S.A., TENARIS INVESTMENTS S.À R.L., INVERBAN S.A., AROTEC INVESTMENTS B.V. and TECHINT FINANCIAL CORPORATION N.V.

February 10, 2012

Fernando R. Mantilla

Attorney-in-fact

Page 23of 32

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando R. Mantilla, attorney duly authorized by TENARIS S.A. to sign this statement, certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d -1(k)(1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN, SAN FAUSTIN S.A., TECHINT HOLDINGS S.A.R.L., TENARIS INVESTMENTS S.À R.L., INVERBAN S.A., AROTEC INVESTMENTS B.V. and TECHINT FINANCIAL CORPORATION N.V.

February 10, 2012

Fernando R. Mantilla

Attorney-in-fact

Page 24of 32

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando R. Mantilla, attorney duly authorized by TENARIS INVESTMENTS S.À R.L. to sign this statement, certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d -1(k)(1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN, SAN FAUSTIN S.A., TECHINT HOLDINGS S.A.R.L., TENARIS S.A., INVERBAN S.A., AROTEC INVESTMENTS B.V. and TECHINT FINANCIAL CORPORATION N.V.

February 10, 2012

Fernando R. Mantilla

Attorney-in-fact

Page 25of 32

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando R. Mantilla, attorney duly authorized by AROTEC INVESTMENTS B.V. to sign this statement, certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d -1(k)(1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN, SAN FAUSTIN S.A., TECHINT HOLDINGS S.A.R.L., TENARIS S.A., TENARIS INVESTMENTS SARL., INVERBAN S.A. and TECHINT FINANCIAL CORPORATION N.V.

February 10, 2012

Fernando R. Mantilla

Attorney-in-fact

Page 26of 32

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando R. Mantilla, attorney duly authorized by TECHINT FINANCIAL CORPORATION N.V. to sign this statement, certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d -1(k)(1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN, SAN FAUSTIN S.A., TECHINT HOLDINGS S.A.R.L., TENARIS S.A., TENARIS INVESTMENTS SARL., AROTEC INVESTMENTS B.V. and INVERBAN S.A.

February 10, 2012

Fernando R. Mantilla

Attorney-in-fact

Page 27of 32

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando R. Mantilla, attorney duly authorized by INVERBAN S.A. to sign this statement, certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d -1(k)(1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN, SAN FAUSTIN S.A., TECHINT HOLDINGS S.A.R.L., TENARIS S.A., TENARIS INVESTMENTS SARL., AROTEC INVESTMENTS B.V. and TECHINT FINANCIAL CORPORATION N.V.

February 10, 2012

Fernando R. Mantilla

Attorney-in-fact

Page 28of 32

EXHIBIT INDEX

Exhibit	Description

A	Power of Attorney of Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin dated February 4, 2011*.

B	Power of Attorney of San Faustín S.A. dated February 4, 2011*.

C	Power of Attorney of Techint Holdings S.à r.l., dated February 3, 2011*.

D	Power of Attorney of Tenaris S.A., dated February 3, 2011*.

E	Power of Attorney of Tenaris Investments S.à r.l., dated February 3, 2011*.

F	Power of Attorney of Arotec Investments B.V., dated February 3, 2012.

G	Power of Attorney of Techint Financial Corporation N.V., dated February 3, 2012.

H	Power of Attorney of Inverban S.A., dated February 3, 2012.

* Previously filed as an exhibit to the Schedule 13D of Ternium S.A. dated February 11th, 2011 and incorporated by reference in this Schedule 13D

Page 29of 32

Exhibit F

[LETTERHEAD OF AROTEC INVESTMENTS B.V.]

POWER OF ATTORNEY

The undersigned, Juan Pablo Boo and Johannes de Jong, Directors of AROTEC INVESTMENTS B.V., a company organized under the laws of the Netherlands, hereby constitutes and appoints Fernando R. Mantilla, Carlos Manuel Franck and Eduardo A. Ottino, and each of them acting severally, as attorneys or attorney of the undersigned with full power of substitution and resubstitution, to sign on its behalf a Statement on Schedule 13G or 13D relating to the Common Stock of TERNIUM S.A., including any agreements attached as exhibits thereto, and to sign any or all amendments to such Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission of the United States of America, granting unto said attorneys or attorney, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, hereby ratifying and confirming all that said attorneys or attorney, or any of them or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

By:

/s/ Juan Pablo Boo	/s/ Johannes de Jong
Director	Director

Dated: February 3rd, 2012

Page 30of 32

Exhibit G

[LETTERHEAD OF TECHINT FINANCIAL CORPORATION N.V.]

POWER OF ATTORNEY

The undersigned, Fernando R. Mantilla and Juan Pablo Boo, Attorneys in fact of TECHINT FINANCIAL CORPORATION N.V., a company organized under the laws of Curacao, hereby constitutes and appoints Carlos Manuel Franck, Fernando R. Mantilla and Eduardo A. Ottino, and each of them, as attorneys or attorney of the undersigned with full power of substitution and resubstitution, to sign on its behalf a Statement on Schedule 13G or 13D relating to the Common Stock of TERNIUM S.A., including any agreements attached as exhibits thereto, and to sign any or all amendments to such Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission of the United States of America, granting unto said attorneys or attorney, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, hereby ratifying and confirming all that said attorneys or attorney, or any of them or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

By:

/s/ Fernando R. Mantilla	/s/ Juan Pablo Boo

Dated: February 3th, 2012.

Page 31of 32

Exhibit H

[INVERBAN S.A.]

POWER OF ATTORNEY

The undersigned, Carlos M. Franck and Fernando R. Mantilla, President and Secretary, respectively of INVERBAN S.A., a company organized under the laws of the Cayman Islands, hereby constitutes and appoints Carlos Manuel Franck, Fernando R. Mantilla and Eduardo A. Ottino, and each of them, as attorneys or attorney of the undersigned with full power of substitution and resubstitution, to sign on its behalf a Statement on Schedule 13G or 13D relating to the Common Stock of TERNIUM S.A., including any agreements attached as exhibits thereto, and to sign any or all amendments to such Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission of the United States of America, granting unto said attorneys or attorney, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, hereby ratifying and confirming all that said attorneys or attorney, or any of them or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

By:

/s/ Carlos M. Franck	/s/ Fernando R. Mantilla

Dated: February 3rd, 2012.

Page 32of 32